October 27, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Darrell D. Rubel
Chief Financial Officer
129 Marten Street
Mondovi, Wisconsin 54755

Re:	Marten Transport, LTD.
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended June 30, 2005 and March
31,
2005
	Commission file #: 000-15010

Dear Mr. Rubel:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements
and
to enhance the overall disclosure in your filing.  We look forward to
working with you in these respects.  We welcome any questions you may
have about our comments or any other aspect of our review.  Feel free
to call us at the telephone numbers listed at the end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *


Form 10-K for the year ended December 31, 2004

Management`s Discussion & Analysis

1. To facilitate investors` analysis of your results of operations, please consider revising your MD&A to include operating statistics, such as those presented in your periodic earnings press releases.


- Results of Operations, page 12

2. We note that in discussing your results of operations, you have included discussion of a measure called "freight revenue" which is calculated as operating revenue less fuel surcharges and MWL revenue.
To assist readers in evaluating your results of operations and understanding the context of freight revenues, please revise your disclosure in future filings to include a table detailing the components of operating revenue, similar to that included on page 10 of your June 30, 2005 Form 10-Q. Additionally, revise your discussion to present the changes in other revenues as an ancillary or secondary discussion of the reasons for the changes in the gross revenue or operating income amounts.

Financial Statements

Consolidated Statements of Cash Flows, page 30

3. Please revise your statements of cash flows to present purchases and sales of marketable securities in the investing activities section in accordance with paragraph 15 of SFAS 95.

Note 1. Summary of Significant Accounting Policies, page 31

4. We note that you have established an allowance for doubtful accounts on your trade receivables balance. Please tell us and include in future filings, your accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible trade receivables, and the policy for determining past due or delinquency status. See paragraph 13a-c of
SOP 01-6.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

- Principles of Consolidation

5. We note that effective April 1, 2004, you have consolidated your
45% investment in MWL based on the requirements of FIN 46(R). Please explain to us how you have considered the non-controlling interests of
MWL in your statements of operations, including the line item(s) in which the expenses/income of the non-controlling interest of MWL are presented. We may have further comment upon receipt of your response.



- Property and Equipment, page 31

6. We note from your disclosure on page 3 that it is your policy to replace most of your tractors within 42 to 48 months after purchase and replace trailers after six years of use. Please explain to us why you use useful lives of 5 years and 7 years for the tractors and trailers, respectively, in determining depreciation expense.

Note 2.  Details of Consolidated Balance Sheet Accounts
- Net investment in direct financing leases, page 34

7. We note that you have unearned income of $2,052,000 and
$2,652,000
as of December 31, 2003 and 2004, respectively, related to the direct financing leases on certain revenue equipment. Please tell us the method you are using to amortize unearned income and where the amortization is recorded on your income statement. See paragraph 18(b) of SFAS No. 13.

Schedule II - Valuation and Qualifying Accounts and Reserves, page
47

8. Please tell us why the amounts of insurance and claims charged to cost and expense in Schedule II do not match the amounts expensed in the statements of operations.

Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

Management`s Discussion & Analysis

9. We note from your MD&A discussion in your Form 10-Q for the period ended March 31, 2005 that you have decided to accelerate your tractor fleet replacement during 2005 and 2006 to allow flexibility with purchasing tractors in 2007. Please tell us how this plan has impacted the useful lives of your tractors in 2005 or otherwise caused impairment to the amounts currently reflected on your balance sheets.

Statements of Cash Flows

10. We note that you present your property additions on a net basis on the statements of cash flows. In future filings, please present the amount of property purchased and the proceeds of property disposed or sold on a gross basis. See paragraph 13 of SFAS No. 95



Other

11. Comply with the comments on the Form 10-K for the year ended
December 31, 2004 as they apply to filings on Form 10-Q.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Darrell D. Rubel
Marten Transport, LTD.
October 27, 2005
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